SO
3/22/04

04003974

S AND EXCHANGE COMMISSION
;HINGTON, D.C. 20549

Uf 3-17-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-22947

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Securities, LLC

Official Use Only

FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING MAR 04 2004 WASH. D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 California Street, Suite 1600
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Kilbourne

(Area Code -- Telephone No.)
415-954-8351

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

Three Embarcardero Center, Suite 2000, San Francisco, CA 94111

(ADDRESS) Number and Street City Zip Code
State

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Katherine Kilbourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: Katherine Kilbourne
Title: Vice President, CFO

Notary Public

MAYRA G. NEWTON
Comm. # 1344901
NOTARY PUBLIC - CALIFORNIA
Santa Clara County
My Comm. Expires March 1, 2006

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Table of Contents

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Securities, LLC and subsidiary, a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2003, and the related consolidated statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wells Fargo Securities, LLC and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, if fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 24, 2004

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2003

(In thousands)

Assets

Cash and cash equivalents	$	83,211
Receivable from brokers, dealers, and clearing organizations (note 3)		7,674
Securities owned, at market value (note 4)		553
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,214 (note 5)		668
Receivable from affiliate (note 6)		267
Other receivables		919
Other assets		636
Total assets	$	93,928

Liabilities and Member's Equity

Liabilities:		
Accrued compensation and related benefits		11,188
Payables to affiliates (note 6)		440
Other liabilities and accrued expenses		3,029
Total liabilities		14,657
Commitments and contingencies (note 7)		
Member's equity		79,271
Total liabilities and member's equity	$	93,928

See accompanying notes to consolidated financial statements.

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Consolidated Statement of Operations and Changes in Member's Equity

Year ended December 31, 2003

(In thousands)

Revenues:		
Principal transactions, net (note 4)	$	776
Commissions		27,944
Corporate finance and underwriting		33,513
Interest and other		1,303
Total revenues		63,536
Expenses:		
Compensation and benefits		39,994
Occupancy and equipment		4,742
Communications		2,968
Clearing fees		4,191
General and administrative		4,332
Other expense (note 6)		4,288
Total expenses		60,515
Net income	$	3,021

		Member's equity
Balance, December 31, 2002	$	71,962
Net income		3,021
Capital contribution from WFPCF (note 6)		4,288
Balance, December 31, 2003	$	79,271

See accompanying notes to consolidated financial statements.

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2003

(In thousands)

Cash flows from operating activities:		
Net income	$	3,021
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,634
Other expense		4,288
Changes in operating assets and liabilities:		
Receivable from brokers, dealers, and clearing organizations, net		(6,071)
Securities owned		75,281
Receivables from affiliates		(267)
Other receivables		(919)
Other assets		3,443
Payable to brokers, dealers, and clearing organizations, net		(3,820)
Securities sold, not yet purchased		(542)
Accrued compensation and related benefits		2,480
Payables to affiliates		440
Other liabilities and accrued expenses		1,204
Net cash provided by operating activities		80,172
Cash flows used in investing activities:		
Purchases of furniture, equipment, and leasehold improvements		(54)
Cash flows used in financing activities:		
Borrowings from (repayments to) affiliates, net		(1,500)
Net increase in cash and cash equivalents		78,618
Cash and cash equivalents, beginning of year		4,593
Cash and cash equivalents, end of year	$	83,211
Supplemental disclosure of interest paid	$	28

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Operations

Wells Fargo Securities, LLC (WFS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

WFS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and has branch offices located in San Francisco, Boston, New York, Chicago, and Portland, Oregon. As of December 31, 2003, WFS' primary activities are institutional brokerage, trading, underwriting, and distribution of corporate securities.

Van Kasper Investment Advisors, LLC, a subsidiary of WFS, was a registered investment advisor until it withdrew its registration in December 2002.

WFS clears all securities transactions on a fully disclosed basis through a non-affiliated broker-dealer. WFS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions, including related revenue, and commission revenue and expense are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at quoted market values, with resulting unrealized appreciation and depreciation included in revenues from principal transactions.

(b) Fair Value of Financial Instruments

Substantially all of WFS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Investment Banking and Underwriting Revenue

Management fees from investment banking transactions and the related selling concessions are recorded when the transaction is complete and WFS' revenue is reasonably determinable (generally trade date). Underwriting fee revenue is recorded when determinable, generally 90 days after the transaction closes.

(d) Cash and cash equivalents

Cash as reflected in the consolidated statement of cash flows consists of balances in bank accounts used in operations.

(e) Receivable From or Payable to Brokers, Dealers, and Clearing Organizations

Receivable from or payable to brokers, dealers, and clearing corporations consist primarily of amounts payable to WFS' clearing broker for commissions and the contract value of securities which have not been delivered or received as of the date of the consolidated statement of financial condition and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(f) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(g) Income Taxes

WFS is disregarded as an entity separate from its owner and the results of its operations are included in the federal and state income tax returns of its sole member and parent, WFPCF.

(h) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from such estimates.

(3) Receivable From Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $7,674 consists of $3,322 of investment banking receivables from other broker-dealers and $4,352 of receivables from brokers through WFS' clearing agent.

(4) Securities Owned, at Market Value

Marketable securities owned consist of corporate securities at quoted market values in the amount of $553.

Revenues from principal transactions for the year were primarily from corporate securities of $776. Principal transactions for U.S. government and government agency obligations, state and municipal obligations, and corporate bonds, debentures and notes have been transferred to Wells Fargo Investments, LLC (WFI) an affiliate of WFS.

(In thousands)

(5) Furniture, Equipment, and Leasehold Improvements

The composition of furniture, equipment and leasehold improvements as of December 31, 2003 is as follows:

Leasehold improvements	$	4,140
Computers and equipment		182
Furniture and fixtures		560
		4,882
Less accumulated depreciation and amortization		(4,214)
Furniture, equipment, and leasehold improvements, net	$	668

(6) Related Party Transactions

In the ordinary course of business, WFS enters into material transactions with other affiliates of WFC. During the year ended December 31, 2003, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 9), interest paid to affiliates under short-term financing arrangements, underwriting services and operating expenses.

WFS is charged for various services provided by affiliates. Expenses of $713 were incurred for services provided by WFC during the year ended December 31, 2003. WFS was reimbursed by affiliates in the amount of $1,328 for various expenses paid by WFS on behalf of the affiliates for the year ended December 31, 2003.

Receivable from affiliate represents a promissory note between WFS and one of its employees. Included in payables to affiliates are accounts payable due to WFI and WFC for services provided to WFS in the amount of $5 and $435, respectively.

In May 2003, WFPCF paid $4,288 as subsequent contingent consideration in connection with the 2000 acquisition of First Security Van Kasper, Inc., which was subsequently contributed to WFS. WFS recorded goodwill and a capital infusion of $4,288 from WFPCF. SFAS 142 requires goodwill to be tested for impairment at least annually using a fair value methodology and written down when impaired, rather than being amortized as previous standards required. The result of testing for goodwill impairment in accordance with SFAS 142 was a non-cash charge of $ 4,288, which is reported in the caption "Other expense" in the consolidated statement of operations and changes in member's equity.

Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. WFS pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts were outstanding on the unsecured short-term promissory note at December 31, 2003.

(In thousands)

On July 22, 2002, WFS entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding under the revolving subordinated loan agreement at December 31, 2003.

On April 1, 2002 WFS entered into a $25,000 revolving credit line and a $500,000 repurchase agreement with Wells Fargo Bank of Minnesota, NA. No amounts are outstanding on either of these financing lines as of December 31, 2003.

(7) Commitments and Contingencies

WFS leases certain office space and equipment under noncancellable operating leases. Total operating rental expense under the leases was $1,872 for the year ended December 31, 2003. Future minimum rentals under the terms of the lease agreements are as follows:

December 31,		
2004	$	1,678
2005		1,381
2006		1,217
2007		821
2008		823
Thereafter		1,055
	$	6,975

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFS which in the opinion of management, will be resolved with no material impact on WFS' financial position.

(8) Net Capital Requirements

WFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFS to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2003, WFS' net capital was $72,820 which was $71,820 in excess of its required net capital of $1,000, defined as the greater of $1,000 or 6 2/3% of total aggregate indebtedness, and WFS had a percentage of aggregate indebtedness to net capital of 20%.

WFS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(In thousands)

(9) Employee Benefits

WFS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFS' employees are not available. Total compensation expense for WFS under these plans was $980 for the year ended December 31, 2003.

WFS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule. Total compensation expense for WFS under these plans was $1,261 for the year ended December 31, 2003.

(10) Financial Instruments With Off-Balance-Sheet Risk

WFS clears all transactions for its customers on a fully disclosed basis with a nonaffiliated clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFS is liable to the clearing firm for the transactions of its customers. These activities may expose WFS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFS is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFS' consolidated statement of financial condition.

In the normal course of business, WFS enters into underwriting commitments. WFS had no open underwriting commitments at December 31, 2003.

Schedule

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2003

(In thousands, except for percentages)

Member's equity	$	79,271
Nonallowable assets and other charges:		
Receivable from brokers, dealers, and clearing organizations		3,321
Furniture, equipment, and leasehold improvements, net		668
Receivable from affiliate		267
Other assets and other charges		1,996
Total nonallowable assets and other charges		6,252
Capital before haircuts on securities positions		73,019
Haircuts on securities positions		199
Net capital		72,820
Minimum net capital:		
The greater of $1,000 or 6-2/3% of aggregate indebtedness		1,000
Excess net capital	$	71,820
Total aggregate indebtedness	$	14,657
Percentage of aggregate indebtedness to net capital		20 %

No material differences exist between the above computation and the computation included in WFS's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying independent auditors' report.

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Member
Wells Fargo Securities, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Wells Fargo Securities, LLC and subsidiary (WFS) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by WFS, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because WFS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by WFS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of directors of the Federal Reserve System.

The management of WFS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which WFS has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of WFS' internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving WFS' internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that WFS' practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2004

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